                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   French  Declan
   (Last)  (First)  (Middle)

   c/o Thinkpath Inc.
   55 University Avenue, Suite 505
   (Street)

   Toronto, Ontario     Canada     M5J 2H7
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Thinkpath Inc. (NASDAQ SCM: THTH)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year

   October, 2001

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   CEO and Chairman of the Board

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                    02-07-01     J              1,200,000    A       NA                         D        See Explanation
                                                                                                                     of Response

Common Stock                    07-12-01     P                  3,300    A      $0.50                       D        See Explanation
                                                                                                                     of Response

Common Stock                                                                              1,713,863         D        See Explanation
                                                                                                                     of Response

Common Stock                                                                                523,263         I        See Explanation
                                                                                                                     of Response

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options to purchase                           $3.19     08-19-99     J                                        08-19-99      08-19-04
Common Stock

Options to purchase                           $3.19     03-22-00     J                                        See           03-22-05
Common Stock                                                                                                  Explanation
                                                                                                              of Response

Options to purchase                           $0.70     12-26-00     J                                        See           12-26-05
Common Stock                                                                                                  Explanation
                                                                                                              of Response

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options to purchase                      Option             100,000        - - -         100,000             D
Common Stock

Options to purchase                      Option               4,000         - - -        104,000             D
Common Stock


Options to purchase                      Option              25,000        - - -         129,000             D
Common Stock

Explanation of Responses:

Table I: Mr. French was issued the 1,200,000 shares of common stock as a bonus pursuant to his employment agreement with Thinkpath Inc. and purchased 3,300 shares of common stock on the open market. 523,263 shares of common stock are held by Christine French, the wife of Mr. French.

Table II:   The options received by Mr. French on March 22, 2000 become exercisable at the rate of 1,333 per year, commencing one year from the date of issuance. 1,333 are currently exercisable. The options received by Mr. French on December, 26 2000 become exercisable at the rate of 8,333 per year, commencing one year from the date of issuance.




        /s/ Declan French                         10-16-01
---------------------------------------    --------------------------
          Declan French                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).